Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 9 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

34220 Duncan Ave., Ste 201

St. Louis, MO 63110

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 9 (“Offering Circular Supplement No. 9”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 9 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 9 is being filed to include the information in our Current Report on Form 1-U which was furnished to the SEC on March 26, 2025.

This Offering Circular Supplement No. 9 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on August 5, 2024, Offering Circular Supplement No. 2 filed with the SEC on October 11, 2024, Offering Circular Supplement No. 3 filed with the SEC on October 28, 2024, Offering Circular Supplement No. 4 filed with the SEC on December 2, 2024, Offering Circular Supplement No. 5 filed with the SEC on December 3, 2024, Offering Circular Supplement No. 6 filed with the SEC on January 2, 2025, Offering Circular Supplement No. 7 filed with the SEC on January 7, 2025, and Offering Circular Supplement No. 8 filed with the SEC on March 20, 2025 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 9 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

Our Class A Common Stock is quoted on the OTCQB® Venture Market of OTC Markets Group, Inc., or OTCQB, under the symbol “RMXI.” On March 24, 2025, the last reported sale price for the Class A Common Stock on OTCQB was $2.78 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 9 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 9 is March 26, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 20, 2025

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On March 20, 2025, Reticulate Micro, Inc., a Nevada corporation (the “Company”), closed a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of the Company’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), and entered into a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, the Company sold 20 units at a price of $25,000 per unit for gross proceeds of $500,000. Boustead Securities, LLC (“Boustead”), who is acting as one of the lead selling agents in the Company’s Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead a five-year warrant to purchase up to 35,000 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

The descriptions above are not complete and are qualified in their entirety by reference to the forms of subscription agreements, warrants and promissory notes, copies of which are filed, or incorporated by reference, as exhibits to this Current Report on Form 1-U.

Exhibit No.	Description
3.1	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.2	Form of Private Placement Investor’s Warrant for March 2025 Private Placement
6.1	Form of Private Placement Subscription Agreement for March 2025 Private Placement
6.2	Form of Private Placement 12% Promissory Note for March 2025 Private Placement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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